

Annual Shareholders' Meeting
April 15, 2009

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") which is available on the SEC's website www.sec.gov or at Wesbanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements which are not historical fact involve risks and uncertainties, including those detailed in WesBanco's 2007 Annual Report on Form 10-K and third quarter 2008 Form 10-Q filed with the SEC under the section, "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. Please refer to WesBanco's 2007 Annual Report on Form 10-K and third quarter 2008 Form 10-Q for further information on those risk factors. WesBanco does not assume any obligation to update any forward-looking statements.

WesBanco



Trust and Investment Services

Whither the Leveraged Consumer?



140.0%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
72.0%
70.0%
68.0%
66.0%
64.0%
62.0%
60.0%
Debt/Income
PCE/GDP
<--Baby Boomers turn 30
Baby Boomers turn 60-->
Jun-57
Jun-62
Jun-67
Jun-72
Jun-77
Jun-82
Jun-87
Jun-92
Jun-97
Jun-02
Jun-07

Source: Bloomberg

WesBanco

PCE as a % of GDP Trend Change?



Source: Commerce Dept. (Bloomberg)

Note Where the Savings Rate Went to in the Mid-1970's. . . . .

U.S. Personal Savings as a % of Disposable Personal Income



Source: Bloomberg

WesBanco

How did we get here?

- **2004 — SEC dropped net capital rule.**

- **2007 — SEC dropped up-tick rule.**

- **2007 — FASB adopts fair value accounting.**

WesBanco


THE HEDGE FUND NAVIGATION SYSTEM
TRUST ME, I KNOW WHAT I'M DOING
DIST BY UNIVERSAL PRESS SYNDICATE
GOCOMICS.COM/NONSEQUITUR
©09 WILEY INK, INC. 4-7
WILEYINK@EARTHLINK.NET

WesBanco

2008 YTD: The worst 10-year period since 1938

10-year moving annualized nominal returns 1835 – 2008*



Annualized rolling 10-year nominal returns

Past performance is no guarantee of future results
*Note: Returns based on calendar years; calendar year r2008 data updated through December 31, 2008

Source for 1826 to 1925: Stifel Nicholas

WesBanco

U.S. equity usually bottoms before recession's end (S&P 500 since 1969)













Source: Datastream, UBS Global Asset Management calculations
         NBER (National Bureau of Economic Research)

WesBanco

A Strong 2008 Performance
despite the many challenges

- Total shareholder return of 38% for FY 2008

- Successfully integrated largest acquisition to-date

- Bolstered loan loss reserves by 29%

- Opted to participate in TARP Capital Purchase Program

- Exceptionally well-capitalized

- Earned 5-Star Superior Bauer rating for 10th consecutive quarter

WesBanco

WesBanco Operating Model

Growth by Acquisition	Local Delivery	Centralized Operations

  

Provides Consistent Performance

- Experienced management team

- Incentives aligned to performance

WesBanco

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	35	28
Paul Limbert	President & CEO	31	31
Dennis Powell	EVP & COO	35	4
Robert Young	EVP & CFO	22	7
Peter Jaworski	EVP & Chief Credit Officer	24	13
Jerome Schmitt	EVP - Trust & Investments	36	36
Bernard Twigg	President – East Region	24	5
Gene Coffman	President – West Region	38	1

What Everyone Wants to Know

- Capital Adequacy

- Asset Quality

- Liquidity

WesBanco

Risk Management: Strong Capital Base



Tangible Equity / Tangible Assets
Total Risk Based Capital

- **Total Risk-Based Capital for 2008 = 14.46%**

- **TARP recipient: $75MM**

- **Low portfolio impairment risk/no toxic investments**

- **Tangible equity is strong at 7.90%/TCE at 6.44%**

- **Sufficient capital for continued growth & dividends**

Data Source = SNL Financial

WesBanco

Securities Portfolio at Dec. 31, 2008

Securities = $935 MM =18% of assets



Agencies 5%

Mortgage-backed & CMOs, 56%

Municipals, 38%

Corporates & Equities, 1%

- Minimal private label CMOs or corporate/ABS securities

- 85% of municipal bonds are insured; 80% are GO's

- Average yield of 5.51% at year-end

- Wtd. Avg. Life ~ 3.6 years

- Pre-invested TARP prior to 4Q 2008 rate reductions

WesBanco

Credit Performance vs. Peers*

Net Charge-offs / Avg. Loans



* Peer Group = Median of 14 banks with assets between $1-$10 B in WV, OH, IN, and West PA: FNB, UBSI, ONB, PRK, FCF, IFC, SRCE, STBA, FRME, FFBC, IBNK, MSFG, CHCO, PEBO; Data Source = SNL Financial

WesBanco

Loan Portfolio as of Dec. 31, 2008

Total Loans O/S = $3.6 B



Commercial & Industrial
14%
Consumer
9%
HELOC, 6%
Res. Real Estate,
24%
Commercial
Real Estate,
47%





Comm. RE = $1.7 B

Investor-Owned
50%
Construction
& Develop.
14%
Owner-Occupied
36%

Risk Management: Liquidity

- Liquid assets
  - $936 MM securities portfolio – over 40% unpledged
  - $141 MM cash and cash equivalents
- Deposits
  - $1.8 B in non-maturity deposits
  - Only 15% jumbo/brokered deposits
- FHLB line of credit
  - $850 MM availability at year-end
- Other
  - Lines of credit with banks
  - Junior subordinated debt
  - Temporary Liquidity Guarantee Program participant
  - Net short-term non-core funding dependence below peers

WesBanco

2009 Initiatives

- Loans: Shift to C&I lending from real estate

- Improve credit infrastructure –

  - Add staff to Special Assets, Credit Risk Management and Secured Credit Admin.
  - Additional credit training of loan officers
  - Reengineer small business lending program

- Interest rate management – Establish money desk

- Implement relationship pricing for loans/deposits thru profitability system

- Upgrade internet banking, complete real time system upgrades/mobile banking solution

- Improve incentives to cross-sell brokerage, insurance & trust services

- Acquisitions: Government-assisted, branches &/or low-risk whole bank

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Founded in 1870

- Assets: $5.6 billion

- 32 banks/23 companies acquired in 25 years

- Banking operations in WV, OH and PA

  - 114 banking offices + Pittsburgh LPO

  - 139 ATMs

- Non-bank activities include:

  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco

An Expanding Franchise in Contiguous Markets: 109 banking offices



#1-3 deposit market share*

- Banking operations in 37 counties
- Wheeling, WV HQ for holding company
- Two regions organized into seven markets
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Ranked #1-3 in deposit market share in 16 counties*

* SNL June 2008 Deposit Market Share Data

WesBanco

Growth by Acquisition:
A WSBC Core Competency



(MM)

Total Assets

7 year Asset Growth
CAGR = 11.4%

$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0

2001 2002 2003 2004 2005 2006 2007 2008

☐ **Acquired Assets 2002–2008 = $2.75B**

- Four major acquisitions in six years – assets more than doubled since 2001

- A history of successful consolidations/EPS growth

- Focusing on higher growth metro markets and enhancing market share

WesBanco®

Recent Acquisition Activity

- AmTrust Bank Branches -- Announced January 23, 2009
  - $600 million in deposits @3.5% deposit premium
  - Five offices in greater Columbus, will bring Columbus total to13
  - WSBC will rank #9 in Columbus with a 2.3% deposit market share
  - Acquisition closed March 27, 2009

- Oak Hill Financial, Inc. – Closed November 30, 2007
  - $1.3 billion in assets at acquisition
  - Acquired 36 branches in SW Ohio/expanded in major markets
  - Sold five branches and closed three (2Q 2008)
  - Conversion of back office & consolidation of bank charters by 2Q 2008
  - On track to achieve more than 22% estimated cost saves ($7.4 MM)

WesBanco

Yes, We Issued $75 Million of TARP Preferred…

- TARP is a reasonably priced source of regulatory capital

- Regulators encouraged participation by healthy banks

- Provides greater safety in recessionary environment and flexibility to pursue available options

- WesBanco used funds to:
  - Purchase Gov't guaranteed mortgage-backed securities
  - Modify foreclosure policies to benefit homeowners
  - Increased lending, in particular to small businesses
  - Reduce short-term debt
  - Acquire deposits (purchase of AmTrust branches)

WesBanco

Significant Government Intervention

- Troubled Asset Relief Program (TARP)

- Term Asset-Backed Securities Lending Facility (TALF)

- Temporary Liquidity Guarantee Program (TLGP)

- Financial Stability Plan (FSP)

- The Home Affordable Refinance Program

- The Home Affordable Modification Program

- The Small Business and Community Lending Initiative

23+ Years of Strong, Stable Dividends



- 23 year compound annual growth: 5.46%
- Current yield: 6.10%[1] and $1.12 per share annualized
- Analysts' projections cover dividend run rate
- 20 year total shareholder return: 240%[2]

[1] As of market close 2/27/2009 - $18.36

[2] Total shareholder return = Capital Gain + Dividends, market closes: 12/29/1989 and 2/27/2009

Stock Performance – Long-term Cumulative Return



Questions?

Annual Shareholders Meeting
April 15, 2009

WesBanco